UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: August 30, 2011 to October 5, 2011

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-              .

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

EX 99.1:     Total announces deep offshore discovery in the Guyane Maritime license in French Guiana, French Guiana

EX 99.2:     Total makes a major gas discovery in the Caspian Sea, Azerbaijan

EX 99.3:     Total introduces Total access, France

EX 99.4:     Montélimar exploration license: Total has submitted its report, France

EX 99.5:     Jacques-Emmanuel Saulnier Appointed Vice President, Corporate Communications at Total, France

EX 99.6:     Total acquires interests in three deep-offshore exploration blocks, Indonesia

EX 99.7:     Total and Sciences Po cement strategic partnership, France

EX 99.8:     Total enters exploration in Kenya by acquiring a 40% stake in five offshore blocks in the Lamu Basin, Kenya

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 05, 2011 By:	/s/ Jérôme Schmitt

Name: Jérôme SCHMITT

Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	French Guiana: Total announces deep offshore discovery in the Guyane Maritime license in French Guiana (September 9, 2011)
➢	EXHIBIT 99.2:	Azerbaijan: Total makes a major gas discovery in the Caspian Sea (September 9, 2011)
➢	EXHIBIT 99.3:	France: Total introduces Total access (September 9, 2011)
➢	EXHIBIT 99.4:	France: Montélimar exploration license: Total has submitted its report (September 12, 2011)
➢	EXHIBIT 99.5:	France: Jacques-Emmanuel Saulnier Appointed Vice President, Corporate Communications at Total (September 13, 2011)
➢	EXHIBIT 99.6:	Indonesia: Total acquires interests in three deep-offshore exploration blocks (September 15, 2011)
➢	EXHIBIT 99.7:	France: Total and Sciences Po cement strategic partnership (September 15, 2011)
➢	EXHIBIT 99.8:	Kenya: Total enters exploration in Kenya by acquiring a 40% stake in five offshore blocks in the Lamu Basin (September 21, 2011)